January 3, 2012
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SMSA Treemont Acquisition Corp. Amendment No. 3 to Form 8-K Filed on November 3, 2011 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of December 19, 2011 relating to the Amendment No. 3 to Form 8-K filed on November 3, 2011. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 4 to the above referenced Amendment No. 3 to Form 8-K (“Amendment No. 4”).
For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.
Form 8-K/A filed November 3, 2011
General
1.	We note your response to comment two of our letter dated October 6, 2011, and we reissue it in part. Please revise to clarify the following:
•
Please add a description of the arrangement in which Mr. Xuchun Wang holds interests, direct and indirect, in Shandong Xiangrui, the Yiseng Management and Consulting (the “WFOE”), and the Company on behalf of the shareholders of the Ruixing Group, including all material terms.

•	Please refer to our responses to question 2 below.
•	Please describe whether there are any other principal shareholders of the Ruixing Group, as we note you only disclose 6 of the 32 shareholders owning 53% of the Ruixing Group on page 6.
•	There are no other principal shareholders of the Ruixing Group other than the shareholders disclosed on page 6 of the Current Report.

•	Please clarify what you mean by “mutual understanding and trust” and “for purposes of administrative expedience,” as it relates to buy-out, as described on page 6.
•	Please refer to our responses to question 2 below.
•
Please clarify how the Ruixing Group shareholders maintain investment or voting power over the shares held by Mr. Xuchun Wang on their behalf in Shangdong Xiangrui and the shares of the Company underlying his option agreement with Mr. Chongxin Xu.

•	Please refer to our responses to question 2 below.
•	Please clarify whether such oral arrangements are enforceable upon Mr. Xuchun Wang by the Ruixing Group shareholders.
•	Please refer to our responses to question 2 below.
•	Please clarify whether there is an arrangement to eventually distribute shares held by Mr. Xuchun Wang to the shareholders of the Ruixing Group.
•	There is no arrangement, oral or in writing, to eventually distribute the shares held by Mr. Xuchun Wang to the shareholders of the Ruixing Group.
2.
Please revise to provide a description of the oral agreements, referred to as “mutual understanding and trust and no written document” in your response letter, as they relate to shares held by Mr. Xuchun Wang on behalf of the shareholders of the Ruixing Group. We note that you appear to refer to such agreements on pages 4 and 6 as the December 20, 2008 buy-out or informal spin-off and the option agreement, respectively. Also, please file a summary these oral agreements, pursuant to Item 601 of Regulation S-K. Please refer to Compliance & Disclosure Interpretations Question 146.04 for guidance.

•	Summaries of the oral arrangements have been filed as Exhibit 10.52 and Exhibit 10.53 to the Amendment No. 4.

•
The revised disclosure has been provided in the section entitled Background and History of Shandong Xiangrui on page 5 of the Amendment No. 4 and in the section entitled Option Agreements on page 9 of the Amendment No. 4.

•
Mr. Wang is an employee of Ruixing Group (as a manager in the production department) and a brother in law to Mr. Guangyin Meng. As such, Mr. Wang is subject to family and social pressure in the Meng family, on the one hand, and potential job loss, on the other hand, should he fail to perform his duties as a nominee of Ruixing Group’s shareholders.

•
With respect to shares in Shandong Xiangrui, as they have been pledged in favor of the WFOE, the beneficial owners of Shandong Xiangrui do not have the ability to exercise their investment or voting power with respect to such shares.

3.
We note your response to comments 3 and 4 of our letter dated October 6, 2011 and the statement that the Company’s current management team “is very similar to the management team of Shandong Xiangrui.” Please revise to address what barriers there are, if any, to the beneficial owners making changes that would entirely or substantially remove the alignment and “similar[ity]” between the management teams. Further, please clarify what the “limited” powers of Messrs. Zhongzhang Li and Zhiyong Wang are as the management of the WFOE. Also, please clarify Mr. Xu’s powers as acting nominee for the Ruixing Group shareholders and whether he has any real control over the Company or any of its subsidiaries.

•
There is no barrier that we are aware of to the beneficial owners of SMSA in making changes that would entirely or substantially affect the alignment of interests among the beneficial owners of Shandong Xiangrui and SMSA and the similarity of the management teams of Shandong Xiangrui and SMSA.

•
As previously disclosed in Amendment No. 3 to Form 8-K, the management of the WFOE consists of: (1) Mr. Zhongzhang Li, who simultaneously holds the positions of legal representative, executive director and general manager, and (2) Mr. Zhiyong Wang, the supervisor. Neither Mr. Zhongzhang Li nor Mr. Zhiyong Wang has any relationships with the members of the Company’s management or its affiliates. Pursuant to the applicable PRC laws and the Articles of Association of the WFOE, Mr. Zhongzhang Li and Mr. Zhiyong Wang have limited decision making powers as to major matters of the WFOE, which are exercised by the ultimate beneficial owners of the WFOE, that is, the shareholders of Ruixing Group, who are also the ultimate beneficial owners of Shandong Xiangrui.

•	The revised disclosure has been provided in the section entitled Background and History of Xiangrui and the WOFE on page 5 of the Amendment No. 4.

•
Mr. Chongxin Xu does not reside in China nor is he involved in the operations of Shandong Xiangrui in any way. As such, Mr. Chongxin Xu does not exercise any control over the affairs of Shandong Xiangrui.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 4. SMSA Treemont Acquisition Corp. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Guo Wang
Guo Wang
Chief Executive Officer

cc:	Wencai Pan (Chief Financial Officer)

4